UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES MANAGEMENT CHANGES

Moscow, Russia — March 13, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces a new executive appointment.
Andrey Kocherov, 39, is appointed Mechel OAO’s Vice-President for Public and
Investor Relations.
Mechel OAO’s Chief Executive Officer Evgeny Mikhel noted:
“We gladly welcome Andrey Kocherov to our company’s team. Giving this sector its own status apart and appointing a skilled professional manager to this post proves our intention to keep our target audiences informed of our company’s current and future activities in the most transparent and open way possible.”
Prior to his appointment, since January 2011 Mr. Kocherov headed the communications department of Alfa-Group Consortium’s A1 investment company.
Before that, since November 2009 he was head of Uralkali OJSC’s external communications department. In 2007-2009, he was department chief at Uralchem
Holding P.L.C. In 2007, he worked as chief executive officer’s deputy for public relations in Renova Group’s Energoprom Management company. In 2000-2007, he worked in Sibirsky Aluminium Group, later transformed into Basic Element, and its structures in various capacities, including head of the company’s press-service and head of its public relations department. In 1999-2000, he worked in Itera oil and gas company’s information and analytics department. In
1997-1998, he was press secretary to the chairman of Russian State Duma’s under-committee for fuel resources.
Throughout his career Mr. Kocherov was responsible for reputation support of various companies, corporate media management, corporate communications and implementation of various PR projects, including large-scale ones.
Mr. Kocherov graduated from Russian Defense Ministry’s Military University with a degree in foreign military information and journalism.

***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 13, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO